UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Navidec Financial Services, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  ------------
                                 (CUSIP Number)

                                Robert D. Grizzle
                       8310 S. Valley Highway, 3rd Floor
                               Englewood, CO 80112
                                 (303)222-1000
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2006
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


                                                      --------------------------
                                                           Page 2  of 6    Pages
                                                      --------------------------
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1       NAME OF REPORTING PERSON:

        Robert D. Grizzle

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              872,362
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              872,362
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                                    0
--------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(1) 220,000 shares of common stock; and (ii) options presently exercisable to purchase 200,000 shares of common stock at an exercise price of $0.05 per share; and (iii) options presently exercisable to purchase 452,362 shares of common stock at an exercise price of $1.25 per share.

--------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% Common Stock
11% if all Options Exercised
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON    IN
--------------------------------------------------------------------------

                                                      --------------------------
                                                           Page 3  of 6    Pages
                                                      --------------------------


Item 1.    Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Navidec Financial Services, Inc., a Colorado corporation ("NFS"). The address of the principal executive offices of NFS is 8310 S. Valley Highway, 3rd Floor, Englewood, CO 80112.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13D is being filed on behalf of Robert D. Grizzle.

     (b) Mr. Grizzle's business address is 8310 S. Valley Highway, 3rd Floor, Englewood, CO 80112.

     (c) ROBERT D. GRIZZLE. Mr. Grizzle has served as the Chief Operating Officer and President of the Company since June 2005 and as Chief Financial Officer of the Company since September 2004. From September 2004 to July 2005 Mr. Grizzle served as Secretary of NFS. From February 2004 to September 2004 he served as Vice President of Finance for Navidec, Inc. He has over 22 years of finance, accounting, and management experience. In 1986 Mr. Grizzle joined Coopers & Lybrand (now PricewaterhouseCoopers). During his tenure there he served nationally as an analyst and project manager. His activities were primarily focused on the development and implementation of partnership tax allocations and investor relations software systems. In 1994, Mr. Grizzle began work as an independent consultant. He worked in that capacity until joining Navidec, Inc. as the Vice President of Finance in early 2004. Mr. Grizzle received a B.S.B.A. degree in Finance from the University of Northern Colorado.

     (d) Mr. Grizzle has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Grizzle has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Grizzle is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     09/10/04 - 20,000 pursuant to the merger agreement as described.

     09/21/04 - 200,000 share grant pursuant to initial employment contract with NFS.

     09/21/04 - 200,000 options at $0.05 pursuant to initial employment contract with NFS.

     07/12/06 - 452,362 options at $1.25 granted by the Board as bonus compensation.

                                                      --------------------------
                                                           Page 4  of 6    Pages
                                                      --------------------------
Item 4.    Purpose of Transaction.

     Mr. Grizzle acquired 20,000 shares reported of NFS common stock on September 10, 2004 pursuant to a Merger Agreement between Navidec, Inc. ("Navidec") and BPZ Energy, Inc. which required Navidec to spin out its shares of NFS whereby all holders of record of Navidec common shares as of the close of business on September 9, 2004, received one share of NFS common stock for every one share of Navidec common stock held.

     On September 21, 2004 Mr. Grizzle acquired 200,000 share grants and 200,000 options at $0.05 pursuant to an initial employment contract with NFS. On July 12, 2006 he acquired 452,362 options at $1.25 granted by the Board as bonus compensation.

     Other than as set forth above, Mr. Grizzle does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of NFS, or the disposition of securities of NFS, except that he holds options on 652,362 shares which he may exercise. Other persons hold a total of 3,504,148 options to purchase common shares;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving NFS or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of NFS or any of its subsidiaries;

     (d) Any change in the present board of directors or management of NFS, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of NFS;

     (f) Any other material change in NFS' business or corporate structure;

     (g) Changes in NFS' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

                                                      --------------------------
                                                          Page 5  of  6    Pages
                                                      --------------------------

     (h) Causing a class of securities of NFS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of NFS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of NFS common stock reported below are based on the statement that as of October 31, 2006 there were 7,950,048 shares of NFS common stock outstanding.

     (a) Mr. Grizzle beneficially owns or may be deemed to beneficially own shares of NFS common stock as follows:


                              No. of Shares          % of Class
                              -------------          ----------
             Common shares         220,000              2.7%
             Options               652,362             11.0%
                              -------------        -------------
                                   872,362             13.7%


     (b) For information regarding the number of shares of NFS common stock as to which Mr. Grizzle holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of NFS common stock effected by Mr. Grizzle during the past 60 days.

     (d) No person other than Mr. Grizzle has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of NFS common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Grizzle.

     (e)  Not applicable.

                                                      --------------------------
                                                           Page 6  of 6    Pages
                                                      --------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Grizzle has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of NFS, other than as described in this statement on Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

     None.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 2006


/s/Robert D. Grizzle
------------------------------
     Robert D. Grizzle